100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE AMERICAN: PLM

NEWS RELEASE	2017-07

State releases six draft water appropriation permits for PolyMet copper-nickel project
These are the first of the major draft permits expected to be released for public review this year

St. Paul, Minn., August 11, 2017 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE AMERICAN: PLM – reports that the Minnesota Department of Natural Resources today released six draft water appropriation permits for public review and comment. These are the first of several major permits required to build and operate the NorthMet copper-nickel-precious metals project in northeastern Minnesota.
The individual water appropriation permits are needed to use or withdraw water from a surface or groundwater source for the project. The draft permits are subject to a 30-day public review and comment period, commencing today.
PolyMet submitted all of its major permit applications in 2016; the water appropriation permits are the first of the major draft permits to be released for public review and comment. Other permit applications currently under review by the DNR and Minnesota Pollution Control Agency include two Dam Safety permit applications, which completed local units of government and tribal review in June, and the Permit to Mine application.
“These six draft permits represent another big step forward for PolyMet. We anticipate the state will release the remaining draft permits for public review later this summer and fall,” said Jon Cherry, president and CEO.
The draft water appropriations permits, associated consolidated water appropriation permit application and other permit applications and their status are posted on www.polymet.mn.gov. The website also provides information about the permitting process conducted by the DNR and MPCA.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. The NorthMet Project is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as  “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the receipt of environmental and operating permits, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.
PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended January 31, 2017 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2017.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.